UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 1-32258

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

RAI 401K Savings Plan

Puerto Rico Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Reynolds American Inc.

401 North Main Street

Winston-Salem, NC 27101

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The RAI 401K Savings Plan and the Puerto Rico Savings & Investment Plan are subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedules, as required, of the RAI 401K Savings Plan and the Puerto Rico Savings & Investment Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this report.

Exhibits:

23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the RAI 401K Savings Plan for the years ended December 31, 2011 and 2010.

99.2	Audited financial statements and supplemental schedule of the Puerto Rico Savings & Investment Plan for the years ended December 31, 2011 and 2010.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAI 401K Savings Plan
Date: June 21, 2012

/s/ McDara P. Folan, III
McDara P. Folan, III
Secretary, RAI Employee Benefits Committee

PUERTO RICO SAVINGS & INVESTMENT PLAN
Date: June 21, 2012

/s/ McDara P. Folan, III
McDara P. Folan, III
Secretary, RAI Employee Benefits Committee

EXHIBIT INDEX

Exhibits

23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the RAI 401K Savings Plan for the years ended December 31, 2011 and 2010.

99.2	Audited financial statements and supplemental schedule of the Puerto Rico Savings & Investment Plan for the years ended December 31, 2011 and 2010.